Exhibit 99.1

Certain information relating to the Separately Filing Persons and the Reporting Persona

Name	Address of Principal Office	Beneficial Ownership through HOF Village LLC (shares)[b]	Beneficial Ownership not through HOF Village, LLC (shares)	Total Beneficial Ownership (shares)	Total Beneficial Ownership (%age)
National Football Museum, Inc. d/b/a Pro Football Hall of Fame	2121 George Halas Dr. NW Canton, OH 44708	2,629,871	3,679,850	6,309,721	19.8%
Stuart Lichter, IRG Canton Village Member, LLC and IRG Canton Village Manager, LLC	11111 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	18,485,230	5,504,693	23,989,923	66.5%
James Dolan and Gordon Pointe Management LLC	780 Fifth Avenue South Naples, FL 34102	0	5,136,643	5,136,643	14.5%
HOF Village, LLC	2626 Fulton Drive NW Canton, OH 44718	18,485,230	0	18,485,230	52.4%

[a]	See the Schedule 13D or Schedule 13G (or an amendment thereto to the extent any material change in the facts set forth in any Schedule 13D previously filed by any Separately Filing Person has occurred) filed, or that the Reporting Person anticipates will be filed, separately by each Separately Filing Person, which includes, or will include, information regarding the filer’s jurisdiction of organization, principal business, and other information required by Section 13(d) and its implementing rules.
[b]	Note that the shares reported in this column with respect to Mr. Lichter (and his affiliates) and HOF Village, LLC are the same shares. The shares reported by the National Football Museum, Inc. in this column are a portion of the shares reported by Mr. Lichter and HOF Village, LLC based on National Football Museum, Inc.’s right to vote a portion of those shares.